Exhibit 99.4

Emera Reports 2024 Third Quarter Financial Results

HALIFAX, Nova Scotia -- Today Emera Inc. (“Emera”) (TSX: EMA) reported financial results for the third quarter and year-to-date 2024.

Highlights

•	Increase in Adjusted Earnings Per Share[1] (“Adjusted EPS”): Adjusted EPS increased by 8% or $0.06 to $0.81 compared to adjusted EPS of $0.75 in Q3 2023.

○	Customer growth at both Florida utilities, and new base rates at Peoples Gas (“PGS”) resulted in higher contributions;

○	Corporate costs were lower, primarily due to the timing difference in the valuation of long-term incentive expense and related hedges;

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These increases were partially offset by lower contributions from Canadian Electric Utilities driven by the sale of the Labrador Island Link (“LIL”) in June 2024 and lower contributions from Nova Scotia Power (“NSPI”) driven by an increase in reliability and customer experience-related operating costs.

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Decrease in Reported Earnings Per Share (“EPS”): Reported EPS decreased by $0.36 to $0.01 in Q3 2024, compared to $0.37 in Q3 2023. This decrease was primarily driven by charges related to the pending sale of New Mexico Gas Company (“NMGC”).

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Strengthened Financial Position: In late September, NSPI finalized a $500 million federal loan guarantee with the Government of Canada and the Government of Nova Scotia. This guarantee provides important cost relief to electricity customers in Nova Scotia and protects the overall financial health of the utility by way of a $500 million debt reduction. This builds on the Q3 announcement of the US$1.252 billion pending sale of NMGC.

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Investing for the Future: Emera remains on track to fully deploy its $2.9 billion capital plan in 2024, with two-thirds of new rate base investments committed to date. The investment plan remains focused on reliability and resiliency, grid modernization, renewable energy integration, technology innovations focused on cost efficiency and customer experience, and customer growth driven infrastructure expansion.

“Emera’s third quarter results were strong, with an 8 per cent increase in adjusted earnings per share over Q3 2023, principally driven by solid operational performance across the portfolio and particularly strong financial performance from our Florida utilities.” said Scott Balfour, President and CEO of Emera Inc. “The successful storm response following the recent back-to-back hurricanes in Florida is a testament to our local teams’ expertise, and the resilience of our electric and gas infrastructure. The PGS gas system experienced minimal impacts from both Helene and Milton, while grid restoration efforts for Tampa Electric were completed in record time given the severity of the events.”

Q3 2024 Financial Results

Q3 2024 reported net income was $4 million, or $0.01 per common share, compared with reported net income of $101 million, or $0.37 per common share, in Q3 2023. Reported net income for the quarter included $225 million in charges related to the pending sale of NMGC, after tax and a $7 million MTM loss, after-tax, primarily at Emera Energy Services (“EES”) compared to a $103 million loss, after-tax, in Q3 2023.

Q3 2024 adjusted net income(1) was $236 million, or $0.81 per common share, compared with $204 million, or $0.75 per common share, in Q3 2023. The increase in adjusted net income was primarily due to increased earnings at TEC, PGS, NSPI and NMGC; and lower Corporate operating, maintenance and general expenses (“OM&G”) largely due to the timing difference in the valuation of long-term incentive expense and related hedges. These were partially offset by decreased earnings at Emera Energy; lower equity earnings as a result of the sale of Emera’s LIL equity interest; lower Corporate income tax recovery due to decreased losses before provision for income taxes; increased Corporate interest expense due to increased interest rates and increased total debt; and increased Corporate preferred share dividends.

Year-to-date Financial Results

Year-to-date reported net income was $340 million or $1.18 per common share, compared with reported net income of $689 million or $2.53 per common share year-to-date in 2023. Year-to-date reported net income included a $107 million gain, after tax and transaction costs, on the sale of Emera’s LIL equity interest and was unfavourably impacted by the $225 million charges, after-tax, related to the pending sale of NMGC, and the $145 million MTM losses, after-tax, primarily at EES, compared to a $55 million gain, after-tax, in 2023.

Year-to-date adjusted net income(1) was $603 million or $2.10 per common share, compared with $634 million or $2.33 per common share year-to-date in 2023.

The year-to-date decrease in adjusted net income was primarily due to decreased earnings at NMGC, Emera Energy, and NSPI; lower equity earnings as a result of the sale of Emera’s LIL equity interest; increased Corporate interest expense due to increased interest rates and increased total debt; and increased Corporate preferred share dividends. These were partially offset by increased earnings at PGS and TEC; decreased Corporate OM&G due to the timing difference in the valuation of long-term incentive expense and related hedges; and higher income tax recovery due to increased loss before provision for income taxes.

The translation impact of a weaker CAD on US denominated earnings increased net income by $7 million in Q3 2024 compared to the same period in 2023. Year-to-date 2024, the impact of a weaker CAD on US denominated earnings was more than offset by the realized and unrealized losses on FX hedges used to mitigate the translation risk of USD earnings, resulting in a $6 million decrease to net income compared to the same period in 2023. Weakening of the CAD increased adjusted net income by $2 million in Q3 2024 and $3 million year-to-date compared to the same periods in 2023. Impacts of the changes in the translation of the CAD include the impacts of Corporate FX hedges used to mitigate translation risk of USD earnings in the Other segment.

(1) See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” below for reconciliation to nearest USGAAP measure.

Segment Results and Non-GAAP Reconciliation

For the	Three months ended September 30		Nine months ended September 30
millions of Canadian dollars (except per share amounts)	2024	2023	2024	2023
Adjusted net income [1,2]
Florida Electric Utility	$252	$228	524	512
Canadian Electric Utilities	26	38	155	179
Gas Utilities and Infrastructure	38	23	180	155
Other Electric Utilities	10	17	27	31
Other[3]	(90)	(102)	(283)	(243)
Adjusted net income [1,2]	$236	$204	603	634
Charges related to the pending sale of NMGC, after-tax [4,5]	(225)	-	(225)	-
Gain on sale of LIL, after tax and transaction costs [6]	-	-	107	-
MTM (loss) gain, after-tax [7]	(7)	(103)	(145)	55
Net income attributable to common shareholders	$4	$101	340	689

EPS (basic)	$0.01	$0.37	1.18	2.53

Adjusted EPS (basic) [1,2]	$0.81	$0.75	2.10	2.33

1 See “Non-GAAP Financial Measures and Ratios” noted below.

2 Excludes the charges related to the pending sale of NMGC, after-tax, the gain on sale, after tax and transaction costs of Emera’s LIL equity interest and the effect of MTM adjustments.

3 Higher earnings quarter-over-quarter, primarily due to lower OM&G, partially offset by decreased income tax recovery, increased interest expense and lower contributions from Emera Energy. Year-over-year change primarily due to increased interest expense and lower contributions from Emera Energy, partially offset by lower operating expenses and increased income tax recovery.

4 Represents (i) $206 million in non-cash goodwill and other impairment charges, after-tax and (ii) $19 million in estimated transaction costs, after-tax for the three and nine months ended September 30, 2024 (2023 – nil).

5 Net of income tax recovery of $20 million for the three and nine months ended September 30, 2024 (2023 – nil).

6 Net of income tax expense of $75 million for the nine months ended September 30, 2024 (2023 – nil).

7 Net of income tax recovery of $4 million for the three months ended September 30, 2024 (2023 – $40 million recovery) and $60 million income tax recovery for the nine months ended September 30, 2024 (2023 – $24 million expense).

Consolidated Financial Review

The following table highlights significant year-over-year changes in adjusted net income attributable to common shareholders from 2023 to 2024.

For the	Three months ended	Nine months ended
millions of Canadian dollars	September 30	September 30
Adjusted net income – 2023 [1,2]	$204	$634
Operating Unit Performance
Increased earnings at TEC due to higher revenues as a result of customer growth and new base rates, lower income tax expense and the impact of a weaker CAD, partially offset by unfavourable weather and higher depreciation. Year-over-year earnings was also partially offset by higher OM&G due to higher generation and transmission and distribution (“T&D”) costs	24	12
Increased earnings at PGS due to higher revenue from new base rates and customer growth, partially offset by increased depreciation, OM&G, interest expense and income tax expense	15	47
Increased earnings quarter-over-quarter at NSPI due to lower OM&G. Decreased earnings year-over-year due to higher OM&G due to increased reliability initiatives, partially offset by higher revenue from increased residential sales volumes	4	(12)
Decreased earnings year-over-year at NMGC due to lower asset optimization revenues and increased OM&G, partially offset by lower income tax expense	1	(18)
Decreased income from equity investments due to the sale of LIL equity interest	(15)	(16)
Decreased earnings at Emera Energy due to the recognition of investment tax credits in 2023 related to Bear Swamp	(5)	(8)
Decreased earnings at EES due to less favourable market conditions. Year-over-year decrease also reflects favourable hedging opportunities in Q1 2023 as a result of higher natural gas pricing	(3)	(13)
Corporate
Decreased OM&G, pre-tax, primarily due to the timing difference in the valuation of long-term incentive expense and related hedges	32	15
Increased preferred share dividends due to higher dividend rate for series B, C, and H preferred shares	(2)	(6)
Increased interest expense, pre-tax, due to increased interest rates and increased total debt	(6)	(29)
Decreased income tax recovery quarter-over-quarter due to decreased loss before provision for income taxes. Increased income tax recovery year-over-year due to increased loss before provision for income taxes	(7)	8
Other Variances	(6)	(11)
Adjusted net income – 2024 [1,2]	$236	$603

1 See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest USGAAP measure.

2 Excludes the charges related to the pending sale of NMGC, after-tax, the gain on sale, after tax and transaction costs of Emera’s LIL equity interest and the effect of MTM adjustments.

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted EPS – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of the Emera’s Q3 2024 MD&A which is incorporated herein by reference and can be found on SEDAR+ at www.sedarplus.ca. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.

Teleconference Call

The company will be hosting a teleconference today, Friday, November 8, at 6:00 p.m. Atlantic (5:00 p.m. Eastern) to discuss the Q3 2024 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-800-717-1738. International parties are invited to participate by dialing 1-289-514-5100. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website two hours after the conclusion of the call.

About Emera

Emera (TSX: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.5 million customers in Canada, the United States and the Caribbean. Our team of 7,300 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange. Additional information can be accessed at www.emera.com or www.sedarplus.ca.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Media

902-222-2683

media@emera.com